

June 26, 2012

Via E-mail
Mr. David P. Stockert
President and Chief Executive Officer
Post Properties, Inc. and Post Apartment Homes, L.P.
4401 Northside Parkway, suite 800
Atlanta, GA 30327

>   RE: **Post Properties, Inc. and Post Apartment Homes, L.P.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 28, 2012**
>   **File Nos. 1-12080 and 0-28226**

Dear Mr. Stockert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Development Activity, page 5

1.   We note that the table includes "estimated total cost" for each of the five communities under development. In future Exchange Act reports, for completed developments in the reporting period, please disclose the development costs per square foot and clarify whether leasing costs are included.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

2.   In future Exchange Act reports, please revise your disclosure here or elsewhere, as applicable, to provide historical occupancy, including historical same store occupancy, and average market rents trends, including the impacts of concessions such as free rents.

In this regard, please explain how occupancy differs from economic occupancy and quantify the difference, as applicable.

3.   In future Exchange Act reports please revise your disclosure here or elsewhere in the document to discuss your leasing activities for the reported period, including a discussion of the volume of new or renewed leases, average rents, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. Also compare the results of rental rates on renewed leases to rates received on expired leases.

Stock and Debt Repurchase Programs, page 50

4.   In future Exchange Act reports, please revise your disclosure with respect to the at-the-market offering to include the average price and/or gross proceeds received and clarify the amount of securities remaining in the program.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions on the financial statements or related matters. Please contact Folake Ayoola, Staff Attorney at (202) 551- 3673 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief